EXHIBIT 3

Casablanca Capital LP

450 Park Avenue, Suite 1403

New York, New York 10022

February 12, 2014

Via Electronic Mail and FedEx

Board of Directors Cliffs Natural Resources Inc. 200 Public Square, Suite 3300 Cleveland, OH 44114
Attention: James F. Kirsch, Executive Chairman

Re:	Intent to Nominate Persons for Election as Directors at the 2014 Annual Meeting of the Stockholders of Cliffs Natural Resources Inc., an Ohio corporation (the "Company").

Gentlemen:

In compliance with Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are hereby providing notice to the Company of our intent to nominate persons constituting at least a majority slate (each, a "Nominee" and collectively, the "Nominees") for election to the Board of Directors of the Company (the "Board") as directors at the Company's 2014 annual meeting of stockholders (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").

Mr. Donald G. Drapkin ("Mr. Drapkin"), the record holder of 1,000 shares of common stock, par value $0.125 per share, of the Company (the "Common Stock"), intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to elect the Nominees at the Annual Meeting. As of the date hereof, Mr. Drapkin, together with his affiliates and Mr. Lourenco Goncalves, a Nominee, may be deemed to "beneficially own" (within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 7,957,520 shares of Common Stock, representing approximately 5.2% of the outstanding Common Stock (based upon 153,124,101 shares of Common Stock outstanding as of October 21, 2013, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2013, filed with the Securities and Exchange Commission (the "SEC") on October 29, 2013).

We believe this letter is sufficient to provide adequate notice and information to the Company regarding the intended nomination of the Nominees described herein and complies with all notification and other requirements applicable to the Company, pursuant to Rule 14a-4 of the Exchange Act or otherwise. If, however, you believe that this letter for any reason does not comply with such requirements or is otherwise insufficient or defective in any respect, we request that you so notify us on or prior to 6:00 p.m. (Eastern Standard Time) on February 13, 2014 by contacting David Rosewater, Esq. of Schulte Roth & Zabel LLP by telephone at (212) 756-2208. Please be advised that neither the delivery of this letter nor the delivery of additional information, if any, provided by or on behalf of Mr. Drapkin or any of his affiliates to the Company from and after the date hereof shall be deemed to constitute (i) an admission by Mr. Drapkin or any of his affiliates that this letter is in any way defective, (ii) an admission as to the legality or enforceability of any particular provision of the Third Amended Certificate of Incorporation of the Company (the "Charter") or the Regulations of the Company (the "Regulations") or any other matter, (iii) a waiver by Mr. Drapkin or any of his affiliates of the right to, in any way, contest or challenge the enforceability of any provision of the Charter or Regulations, or of any other matter or (iv) an acknowledgement by Mr. Drapkin or any of his affiliates that any requirement exists, whether pursuant to Rule 14a-4(c) promulgated under the Exchange Act or otherwise, pursuant to which Mr. Drapkin was required to provide the Corporation with notice of his intentions described herein as a result of the content or character of such stated intentions.

Very truly yours,

CASABLANCA CAPITAL LP

By:	/s/ Douglas Taylor
Name: Douglas Taylor
Title: Chief Executive Officer

DONALD G. DRAPKIN

/s/ Donald G. Drapkin
Donald G. Drapkin